Exhibit 99.2

SATELLOGIC INC.

February 10, 2022

Liberty Strategic Capital (SATL) Holdings, LLC

2001 Pennsylvania Avenue, NW

Washington, D.C. 20006-1850

Re: Letter Agreement

Reference is made to that certain Subscription Agreement (the “Subscription Agreement”), dated as of the date hereof, by and among Satellogic Inc., an exempted company limited by shares incorporated under the laws of the British Virgin Islands (together with its successors and assigns, the “Issuer”), Satellogic V Inc. (f/k/a CF Acquisition Corp. V), a Delaware corporation, and Liberty Strategic Capital (SATL) Holdings, LLC, a Cayman Islands limited liability company (the “Subscriber”), pursuant to which, among other things, the Subscriber subscribed for and agreed to purchase from the Issuer, and the Issuer agreed to issue and sell to the Subscriber 20,000,000 Issuer Shares (the “Subscriber Shares”) and 20,000,000 PIPE Warrants. Capitalized terms not otherwise defined herein shall have the meaning ascribed to them in the Subscription Agreement. This letter agreement amends and restates in its entirety the letter agreement between the parties hereto dated January 18, 2022. In connection with the Subscription Agreement, the parties hereto agree as follows:

1. Advisory Fee. Subject to Paragraph 3 below and to the occurrence of the Closing and the Transaction Closing, as an advisory fee for advisory services to be provided by the Manager (as defined below) to the Issuer, the Issuer agrees to (a) on the Closing Date, issue to Liberty 77 Capital L.P., a Delaware limited partnership and the manager of the Subscriber (the “Manager”), an aggregate of 2,500,000 warrants, each warrant providing the holder thereof the right to purchase one (1) share of Class A ordinary shares, par value $0.0001 per share (“Class A Shares”), of the Issuer at an exercise price of $10 per Class A Share (the “Advisory Fee Warrants”) and (b) pay the Manager $1,250,000 in cash by wire transfer of immediately available funds to an account designated in writing by the Manager, on the eighteen (18) month anniversary of the Closing Date and on the last day (or, if not a Business Day, the immediately following Business Day) of each of the following five (5) successive three-month anniversaries of such 18-month anniversary (each, a “Fee Installment”), representing aggregate Fee Installments of up to $7,500,000. The Advisory Fee Warrants shall be subject to substantially the same terms as those set forth in the Warrant Agreement attached as Exhibit A to the Subscription Agreement (the “Warrant Agreement”). The provisions of Section 4 of the Warrant Agreement (applied mutatis mutandis as if set forth in this letter agreement) shall apply to the Advisory Fee Warrants. Subscriber shall cause the Manager to be reasonably available from time to time to advise the Issuer until a Cessation Event. Section 10 (Registration Rights) of the Subscription Agreement as it applies to the Subscriber Warrant Shares (as defined in the Subscription Agreement) will apply, mutatis mutandis, to the shares underlying Advisory Fee Warrants, as if it had been fully set forth herein.

2. Director Nomination Rights.

(a) Each of the Subscriber, Emiliano Kargieman (“Kargieman”) (subject to the terms and conditions of clause (i) below), and CFAC Holdings V, LLC (“Cantor”, and collectively with the Subscriber and Kargieman, the “Voting Parties” and each, individually, a “Voting Party”) agrees to vote, or cause to be voted, all shares of the Issuer owned by such Voting Party, or over which such Voting Party has voting control (including causing its affiliates to vote), from time to time and at all times such obligations remain in effect in accordance with the terms hereof, in whatever manner as shall be necessary to ensure that at each annual or special meeting of shareholders of the Issuer at which an election of directors is held, the following persons shall be elected to the Board (subject to any such nominee or the party entitled to nominate such person waiving such obligation in writing):

(i) Subject to Paragraph 3 below and to the occurrence of the Closing and the Transaction Closing, from and after the Closing and the Transaction Closing, two (2) persons designated by the Subscriber, one such person being Secretary Steven Terner Mnuchin (“Secretary Mnuchin”), and a second designee who shall be reasonably acceptable to the Issuer (the “Subscriber Directors”). Any Subscriber Director who is an employee of the Manager or any of its affiliates and holds a title of managing director or senior managing director shall be deemed “reasonable” for purposes of this Paragraph 2(a)(i). The Subscriber Directors shall initially consist of (I) Secretary Mnuchin as the non-executive Chairman of the Board, and (II) a person to be designated by the Subscriber prior to the Closing (the “Initial Subscriber Directors”), and the Issuer shall take all necessary action to cause the appointment of the Initial Subscriber Directors to the Board as “Class I” directors, which term expires in 2025, in accordance with the Issuer’s governing documents at the Closing, subject to the occurrence of the Closing and the Transaction Closing. For so long as Secretary Mnuchin is a Subscriber Director, he shall be the non-executive Chairman of the Board and Kargieman and Cantor shall not be required to vote for any person designated by Liberty to replace Secretary Mnuchin unless such party consents in writing to such replacement, such consent not to be unreasonably withheld. By signing below, Kargieman agrees to cause any transferee of any Class B ordinary shares, par value $0.0001 per share, of the Issuer (“Class B Shares”) held by him to agree, as a condition to such Transfer, to all of the obligations of Kargieman under this letter agreement (other than in the case of a Transfer of Class B Shares to a transferee that would result in automatic conversion of such Class B Shares into Class A Shares in accordance with the terms of the memorandum and articles of association of the Issuer).

(ii) Two (2) persons designated by Kargieman, one such person being Kargieman, and a second designee who shall be reasonably acceptable to each of the Subscriber and Cantor (the “EK Directors”), which shall initially include Kargieman and Marcos Galperin, for so long as Kargieman and his affiliates continue to own beneficially an aggregate of at least one-third (1/3) of the number of shares of the Issuer that Kargieman will own on the date of the Transaction Closing (subject to appropriate adjustment for any stock splits, stock dividends, combinations, recapitalizations and the like). Kargieman shall not designate another person to replace him without the written consent of Subscriber and Cantor which, consent, if Kargieman is no longer Chief Executive Officer of the Company, shall not be unreasonably withheld.

(iii) Howard Lutnick (the “Cantor Director”), for so long as Cantor and its affiliates continue to own beneficially an aggregate of at least one-third (1/3) of the number of shares of the Issuer that Cantor will own on the date of the Closing (subject to appropriate adjustment for any stock splits, stock dividends, combinations, recapitalizations and the like).

(b) Subject to applicable law, the Issuer shall take all necessary action to cause such directors as set forth in Paragraph 2(a) to be elected to the Board. The Subscriber, Kargieman and Cantor shall each promptly cooperate with the Issuer’s taking of such actions, including, without limitation, by timely providing all information reasonably requested by the Issuer with respect to each Subscriber Director, each EK Director and the Cantor Director. In addition to the directors elected pursuant to Paragraph 2(a), the Board shall also initially include Ted Wang, Brad Halverson, and another person designated by Kargieman who shall be reasonably acceptable to Subscriber, whose appointment shall be in compliance with NASDAQ listing requirements.

(c) Until the occurrence of a Cessation Event, in the event that the Subscriber or Kargieman has not nominated the total number of Subscriber Directors or EK Directors, as the case may be, the Subscriber or Kargieman, as applicable, shall be entitled to nominate pursuant to Paragraph 2(a)(i) or (ii) above, respectively, in accordance with the memorandum and articles of association of the Issuer such additional Subscriber Directors or EK Directors to which it is entitled in accordance with Paragraph 2(a)(i) or (ii), in which case, the Issuer and the Board shall take all necessary corporation action, to the fullest extent permitted by applicable law, to (i) enable the Subscriber or Kargieman, as applicable, to nominate and effect the nomination and election of such additional Subscriber Director(s) or EK Director(s), as the case may be, whether by increasing the size of the Board or otherwise, and (ii) to designate such additional Subscriber Director(s) or EK Director(s), as the case may be, to fill such newly created vacancies or to fill any other existing vacancies.

(d) From and after the Closing and the Transaction Closing until the occurrence of a Cessation Event, the Subscriber shall have the right to nominate one Subscriber Director to serve on each committee of the Board, provided that any such nominee shall be a director and shall be eligible to serve on the applicable committee under applicable law or listing standards of the Nasdaq or New York Stock Exchange (as applicable), including any applicable independence requirements (subject in each case to any applicable exceptions, including those for newly public companies and for “controlled companies,” and any applicable phase-in periods). Any additional members shall be determined by the Board. Each Subscriber Director nominated and appointed to serve on a Board committee pursuant to this Paragraph 2(c) shall have the right to remain on such committee so long as the Subscriber is entitled to nominate such director to the Board and such Subscriber Director is entitled to be a director of the Issuer under Paragraph 3(b) below. Unless the Subscriber notifies the Issuer otherwise prior to the time the Board takes action to change the composition of a Board committee, and if a Cessation Event has not yet occurred at the time the Board takes action to change the composition of any such Board committee, any Subscriber Director currently designated by the Subscriber to serve on a committee shall be presumed to be re-nominated to such Board committee.

(e) In the event that any Subscriber Director or EK Director shall cease to serve as a Subscriber Director or EK Director, respectively, for any reason, the Subscriber or Kargieman, as the case may be, shall be entitled to nominate such person’s successor in accordance with this letter agreement and the Board shall promptly fill the vacancy with such successor nominee; it being understood that any such nominee shall be entitled to continue to so serve as a director so long as the Subscriber is entitled to nominate Subscriber Directors or Kargieman is entitled to nominate EK Directors, as the case may be, to the Board and such Subscriber Director or EK Director, respectively, was entitled to be a director of the Issuer under Paragraph 3(b) below (in the case of a Subscriber Director) or Paragraph 2(a)(ii) (in the case of an EK Director).

(f) If a Subscriber Director or EK Director is not appointed or elected to the Board because of such person’s death, disability, disqualification, withdrawal as a nominee or is unavailable or unable to serve on the Board for any other reason, the Subscriber or Kargieman, as applicable, shall be entitled to nominate promptly another Subscriber Director or EK Director, respectively, and the director position for which the original Subscriber Director or EK Director was nominated shall not be filled pending such nomination.

(g) So long as the Subscriber has the right to nominate Subscriber Directors pursuant to this letter agreement or any Subscriber Director is serving on the Board, the Issuer shall maintain in effect at all times directors and officers indemnity insurance coverage reasonably satisfactory to the Subscriber, and the Issuer’s governing documents (as may be further amended, supplemented or waived in accordance with its terms) shall at all times provide for indemnification, exculpation and advancement of expenses to the fullest extent permitted under applicable law.

(h) At any time that the Subscriber has the right nominate Subscriber Directors to the Board pursuant to this letter agreement, the Issuer shall not increase or decrease the maximum number of directors permitted to serve on the Board without the prior written consent of the Subscriber.

(i) At any time that the Subscriber has the right to nominate Subscriber Directors pursuant to this letter agreement, the Issuer shall not take any action, including making or recommending any amendment to the Issuer’s governing documents that could reasonably be expected to adversely affect the Subscriber’s rights under this letter agreement and. Subscriber hereby consents to the amendments to the memorandum and articles of association of the Issuer reflected in Annex A attached hereto.

(j) The Issuer agrees that prior to the occurrence of a Cessation Event, (i) each Subscriber Director will be included in the Board’s slate of nominees to the Issuer’s shareholders (the “Board’s Slate”) for each election of a class of directors to which the relevant Subscriber Director belongs, and (ii) each such Subscriber Director will be included in the proxy statement prepared by management of the Issuer in connection with soliciting proxies for every meeting of the shareholders of the Issuer called with respect to the election of members of the Board of the class of directors to which the relevant Subscriber Director belongs (each, a “Director Election Proxy Statement”), and at every adjournment or postponement thereof, and on every action or approval by written consent of the shareholders of the Issuer or the Board with respect to the election of members of the Board of the class of directors to which the relevant Subscriber Director belongs. The Issuer agrees to provide written notice of the commencement the preparation of a Director Election Proxy Statement to the Subscriber at least 20 business days, but no more than 60 business days, prior to the earlier of the mailing and the filing date of any Director Election Proxy Statement. The Subscriber shall be deemed to re-nominate the incumbent Subscriber Directors unless, subject to Paragraph 2(a) above, Subscriber notifies Issuer in writing as to the nomination of replacement Subscriber Director(s) at least 90 days prior to the date of such shareholders meeting.

(k) The Issuer shall pay all reasonable out-of-pocket expenses incurred by any Subscriber Director in connection with the performance of his or her duties as a director and in connection with his or her attendance at any meeting of the Board.

3. Cessation Event. Notwithstanding Paragraphs 1 and 2 above, in the event that the Subscriber and its affiliates (as used in this letter agreement, the term “affiliate(s)” shall have the meaning ascribed to it in the Subscription Agreement and, with respect to the Subscriber, may only include entities that are managed by the Manager or its affiliates) Transfer, in the aggregate with all prior Transfers of Subscriber Shares, Subscriber Warrant Shares and shares purchased by exercise of the Advisory Fee Warrants by the Subscriber and its affiliates, to any person(s) who are not affiliates of the Subscriber, economic ownership of a number of Subscriber Shares, Subscriber Warrant Shares and shares purchased by exercise of the Advisory Fee Warrants such that the Subscriber and its affiliates no longer hold the economic ownership in an aggregate of at least 6,666,666 (subject to appropriate adjustment for any stock splits, stock dividends, combinations, recapitalizations and the like) Issuer Shares (a “Cessation Event”):

(a) From and after the Cessation Event no Fee Installments shall be made and Paragraph 1 above shall be of no further force and effect. The Subscriber shall deliver written notice to the Issuer of a Cessation Event prior to the Cessation Event; provided that if such prior notice is not commercially feasible under the circumstances, such notice shall be delivered within two (2) Business Days of the Cessation Event (the ”Notice Period”); and

(b) The Subscriber shall no longer have any right to nominate any director to the Board from and after the Cessation Event and Paragraph 2 above shall be of no further force and effect; provided, however, that each incumbent Subscriber Director shall be entitled to serve as a director on the Board until the next election of directors of any class (whether or not of the same class of such Subscriber Director), but in no event more than one year following a Cessation Event. Shareholders of the Issuer shall have the right to remove any Subscriber Director who shall fail to resign as of the end of the period specified in this Paragraph 3(b).

4. Certain Share Issuances. So long as Class B Ordinary Shares of the Issuer are outstanding, the issuance by Issuer, in a single transaction or a series of related transactions, of a number of shares that equals or exceeds 20% of the then outstanding number of ordinary shares of the Issuer on a fully-diluted basis (assuming exercise of all options and warrants of the Issuer) shall require the written consent of Subscriber; provided that no such consent shall be required if such issuance of shares is made in connection with (i) any acquisition by the Issuer of any equity interests, assets, properties, or business of any person; (ii) any merger, consolidation, or other business combination involving the Issuer; (iii) any transaction or series of related transactions involving a Change of Control (as defined below); or (iv) any equity split, payment of distributions, or any similar recapitalization. “Change of Control” shall be deemed to have occurred if, after the date hereof, (i) the beneficial ownership (as defined in Rule 13d-3 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”)) of securities representing more than 50% of the combined voting power of the Issuer is acquired by any person (other than the Issuer, any subsidiary of the Issuer, or any trustee or other fiduciary holding securities under an employee benefit plan of the Issuer), (ii) the merger or consolidation of the Issuer with or into another person where the shareholders of the Issuer, immediately prior to the consolidation or merger, would not, immediately after the consolidation or merger, beneficially own (as such term is defined in Rule 13d-3 under the Exchange Act), directly or indirectly, shares representing in the aggregate 50% or more of the combined voting power of the securities of the corporation issuing cash or securities in the consolidation or merger (or of its ultimate parent corporation, if any) in substantially the same proportion as their ownership of the Issuer immediately prior to such merger or consolidation, or (iii) the sale or other disposition of all or substantially all of the Issuer’s assets to any person, other than a sale or disposition by the Issuer of all or substantially all of the Issuer’s assets to an entity, at least 50% of the combined voting power of the voting securities of which are owned directly or indirectly by shareholders of the Issuer, immediately prior to the sale or disposition, in substantially the same proportion as their ownership of the Issuer immediately prior to such sale or disposition. In this Paragraph 4, “person” shall have the meaning set forth in sections 13(d) and 14(d) of the Exchange Act.

5. Lock-Up. Subject to the occurrence of the Closing and the Transaction Closing, so long as the Subscriber Securities are subject to lock-up obligations (including those set forth in Section 8 of the Subscription Agreement), the Issuer agrees not to waive or agree to shorten any contractual lock-up obligations that exist as of the date hereof without the written consent of the Manager.

6. Class B Vote Per Share Adjustment. The Voting Parties agree that, in order to reflect the intention of the Subscriber and the Issuer, the Voting Parties shall exercise their rights with respect to the Issuer so as to procure that resolutions (including resolutions of the board of directors of the Issuer) are passed to approve amendments to the Memorandum and Articles of Association of the Issuer so that the Class B Vote Per Share (as defined in the Memorandum of Association of the Issuer) after giving effect to any forfeiture of the Class B Ordinary Shares pursuant to Section 2.10 of the Transaction Agreement shall equal (x) 20,000,000, divided by (y) (i) 13,662,658, minus (ii) the number of Class B Ordinary Shares forfeited by Kargieman pursuant to Section 2.10 of the Transaction Agreement (in no event shall such forfeited shares be more than 651,596 Class B Ordinary Shares), but taking into account any adjustment that may have occurred theretofore pursuant to clause 7.2 of the Memorandum of Association of the Issuer. In the event that any Earnout Shares (as defined in the Transaction Agreement) are issued to Kargieman pursuant to Section 2.11 of the Transaction Agreement, the Voting Parties shall further exercise their rights with respect to the Issuer so as to procure that resolutions (including resolutions of the board of directors of the Issuer) are promptly passed to approve amendments to the Memorandum and Articles of Association of the Issuer so that the Class B Vote Per Share shall be adjusted so that the Class B Vote Per Share is reduced in a manner that results in a Class B Vote Per Share as if a number of shares equal to such Earnout Shares had not been forfeited pursuant to Section 2.10 of the Transaction Agreement. The Voting Parties agree to promptly take any further action reasonably necessary for the purpose of the foregoing. Kargieman in his capacity as holder of Class B Ordinary Shares confirms for the avoidance of doubt (including for the purpose of clause 8.1(a)(i) of the Memorandum of Association of the Issuer) that a variation to the rights attached to the Class B Ordinary Shares of the Issuer so as to cause such adjustment shall not constitute a material adverse effect with respect to the rights attached to the Class B Ordinary Shares. The Issuer agrees to take all steps within its powers to give effect to any amendment to the Memorandum and Articles of Association so approved including procuring the requisite filing is made with the Registrar of Corporate Affairs in the British Virgin Islands.

7. Expense Reimbursement. Subject to the occurrence of the Closing and the Transaction Closing, at the Closing, the Issuer shall reimburse the Subscriber for all reasonable and documented out-of-pocket expenses of the Subscriber incurred in connection with the transaction contemplated by this letter agreement and the Subscription Agreement, up to $250,000.

8. Miscellaneous. Sections 12 (a), (c), (e), (f), (g), (h), (i), (j), (k), (l), (m) and (n) of the Subscription Agreement are incorporated herein by reference (applied mutatis mutandis as if set forth in this letter agreement). This letter agreement shall not confer any rights or remedies upon any person other than the parties hereto, and their respective successors and assigns, except for the Manager, which shall be an express third party beneficiary of this letter agreement with respect to Paragraph 1. This letter agreement shall only be amended with the prior written consent of the Issuer and the Subscriber. No failure or delay by any party in exercising any right, power or privilege hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege. The Subscriber shall not be obligated to nominate all (or any) of the Subscriber Directors it is entitled to nominate pursuant to this letter agreement for any election of directors and the failure to do so shall not constitute a waiver of its rights hereunder with respect to future elections.

[Signature pages follow]

IN WITNESS WHEREOF, the parties hereto have caused this letter agreement to be duly executed by their respective authorized signatories as of the date first indicated above.

SATELLOGIC INC.

By:	/s/ Emiliano Kargieman
Name: Emiliano Kargieman Title: CEO

Address for Notice:

Satellogic Inc.

c/o Nettar Group Inc.

Email: ceo@satellogic.com, gc@satellogic.com

Attention: Emiliano Kargieman

with a copy (which shall not constitute notice) to:

Friedman Kaplan Seiler & Adelman LLP

7 Times Square

New York, NY 10036-6516

Email: areindel@fklaw.com

Attention: Gregg S. Lerner, Asaf Reindel

and

Greenberg Traurig LLP

333 SE 2nd Avenue

Suite 4400

Miami, FL 33131

Email: annexa@gtlaw.com

Attention: Alan I. Annex

Agreed to for the purpose of Paragraph 2:

/s/ Emiliano Kargieman
Emiliano Kargieman

IN WITNESS WHEREOF, the parties hereto have caused this letter agreement to be duly executed by their respective authorized signatories as of the date first indicated above.

LIBERTY STRATEGIC CAPITAL (SATL) HOLDINGS, LLC

By:	Liberty 77 Fund L.P., Liberty 77 Fund USTE L.P. and Liberty 77 Fund International L.P., its managing members

By:	Liberty 77 Capital GenPar L.P., its general partner

By:	Liberty 77 Capital UGP L.L.C., its general partner

By:	/s/ Steven T. Mnuchin
Name: Steven T. Mnuchin
Title: Chief Executive Officer

Address for Notice:

Liberty Strategic Capital (SATL) Holdings, LLC

2001 Pennsylvania Avenue, NW

Washington, D.C. 20006-1850

Email: Brian Callanan and Jesse Burwell

Attention: brian@libertycapitallp.com; jesse@libertycapitallp.com with a copy (which shall not constitute notice) to:

Paul, Weiss, Rifkind, Wharton & Garrison LLP

1285 Avenue of the Americas

New York, NY 10019

Email: eching@paulweiss.com

Attention: Ellen Ching

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Agreed to for the purpose of Paragraph 2:

CFAC HOLDINGS V, LLC

By

By:	/s/ Howard Lutnick
Name: Howard Lutnick
Title: Chief Executive Officer

Address for Notice:

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Annex A

Memorandum and Articles of Association of the Issuer

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